Exhibit (a)(1)(E)
FORM OF ADDENDUM/OPTIONS HISTORY

1194 N. Mathilda Avenue Sunnyvale, CA 94089-1206 www.juniper.net main: 408/745-2000 fax: 408/745-2100
Stock Option Tax Correction Information

Name:	[Jane Doe]
Employee Id:	[000-00-000]
Addendum/Options History

Grant Number	Original # of Options Granted	Original Date of Grant	Original Price at Grant	Correct Measurement Date	Exercise Price at New Measurement Date	# of Options to Adjust	Increase in Exercise Price per Share	Cash Payment
[INSERT GRANT NUMBER]	[INSERT ORIGINAL # OF OPTIONS GRANTED]	[INSERT ORIGINAL GRANT DATE]	[INSERT ORIGINAL PRICE AT GRANT]	[INSERT CORRECT MEASUREMENT DATE]	[INSERT EXERCISE PRICE AT NEW MEASUREMENT DATE]	[INSERT # OF OPTIONS TO ADJUST]	[INSERT INCREASE IN EXERCISE PRICE PER SHARE]	[INSERT CASH PAYMENT]

Total Cash Payment to Employee (USD):

Offer Status:	[INSERT OFFER STATUS]
Status Update:	[INSERT DATE AND TIME]
Updated By:	[INSERT NAME]